TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sir/Madam:

Re:  Technical Report titled "Preliminary Economic Assessment, Copper World Complex, Pima County, Arizona, USA" dated July 14, 2022, with an effective date of May 1, 2022

I, Olivier Tavchandjian, consent to the public filing of the technical report titled "Preliminary Economic Assessment, Copper World Complex, Pima County, Arizona, USA" dated July 14, 2022, with an effective date of May 1, 2022 (the "Technical Report") by Hudbay Minerals Inc. ("Hudbay").

Dated this 14th day of July, 2022

/s/ Olivier Tavchandjian

Olivier Tavchandjian P. Geo.

Vice President, Exploration and Technical Services, Hudbay